Exhibit 99.1

GRAVITY CO., LTD. and Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors of

Gravity Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of Gravity Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as of December 31, 2019, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matters

The consolidated financial statements of the Group as of and for the year ended December 31, 2018 were audited by another auditor who expressed an unmodified opinion on those statements on March 25, 2019.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 24, 2020

This report is effective as of March 24, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In thousands of won)	Notes		December 31, 2019	December 31, 2018

Assets
Current assets
Cash and cash equivalents	5,6,22	~~W~~	79,427,979	86,050,738
Short-term financial instruments	6,22		39,500,000	9,500,000
Accounts receivable, net	6,7,13,22		32,253,496	60,663,917
Other receivables, net	6,7,22		56,177	254,540
Prepaid expenses	13		1,962,421	2,515,511
Other current assets	6,22		2,663,280	1,182,249
			155,863,353	160,166,955
Non-current assets
Property and equipment, net	8,21		6,663,444	1,498,486
Intangible assets, net	9		1,717,060	1,163,001
Other non-current assets			1,744,551	1,437,953
Other non-current financial assets	6,22		1,769,840	1,494,032
Deferred tax assets	18		7,667,097	7,413,402
			19,561,992	13,006,874
Total assets		~~W~~	175,425,345	173,173,829

Liabilities
Current liabilities
Account payables	6,22	~~W~~	37,496,038	71,928,274
Deferred revenue	13		10,747,710	16,476,351
Withholdings			1,763,653	2,018,894
Accrued expenses	6,22		1,174,924	1,030,598
Income tax payable	18		2,618,245	1,943,994
Other current liabilities	6,21		1,986,578	122,928
			55,787,148	93,521,039
Non-current liabilities
Long-term account payables	6		192,782	-
Long-term deferred revenue	13		98,226	3,598,140
Other non-current liabilities	6,21		3,576,384	502,865
Deferred tax liabilities	18		4,715	-
			3,872,107	4,101,005
Total liabilities		~~W~~	59,659,255	97,622,044

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2019 and 2018

(In thousands of won)	Notes		December 31, 2019	December 31, 2018

Equity
Equity attributable to owners of the Parent Company
Share capital	12	~~W~~	3,474,450	3,474,450
Share premium	12		27,127,684	27,140,255
Other components of equity	12		274,538	138,433
Retained earnings	12		84,668,067	45,404,608
Non-controlling interest			221,351	(605,961)
Total equity			115,766,090	75,551,785
Total liabilities and equity		~~W~~	175,425,345	173,173,829

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In thousands of won, except per share amounts)	Notes		2019	2018

Revenues	13,24
Online games – subscription revenue		~~W~~	30,750,618	25,897,784
Online games – royalties and license fees			11,570,819	13,555,827
Mobile games			301,903,506	239,488,896
Other revenue			16,742,155	7,827,918
			360,967,098	286,770,425
Cost of revenues	14		265,788,109	210,043,556
Gross profit			95,178,989	76,726,869
Selling, general and administrative expenses	14,15		46,375,930	42,837,372
Operating profit	23		48,803,059	33,889,497
Non-operating income and expenses
Finance income	6,16		2,074,700	825,982
Finance costs	6,16		(408,513)	(92,202)
Other non-operating income	6,17		2,465,615	1,369,819
Other non-operating expenses	6,17		(1,678,358)	(1,553,598)
Profit before income tax expense			51,256,503	34,439,498
Income tax expense	18		11,526,299	3,053,167
Profit for the year		~~W~~	39,730,204	31,386,331

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments	12		136,105	178,112
Total comprehensive income for the year		~~W~~	39,866,309	31,564,443

Profit (loss) attributable to:
Owners of the Parent Company		~~W~~	39,875,981	31,442,803
Non-controlling interests			(145,777)	(56,472)

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	40,012,086	31,620,915
Non-controlling interests			(145,777)	(56,472)

Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share(in won)	19	~~W~~	5,738	4,525
Diluted earnings per share(in won)	19	~~W~~	5,738	4,525

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In thousands of won)			Equity attributable to owners of the Parent Company
	Notes		Share capital	Share premium	Other components of equity	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2018		~~W~~	3,474,450	27,163,600	(39,679)	13,961,805	44,560,176	(561,725)	43,998,451
Total comprehensive income for the period:
Profit for the year			-	-	-	31,442,803	31,442,803	(56,472)	31,386,331
Foreign currency translation adjustments	12		-	-	178,112	-	178,112	-	178,112
Transactions with owners:
Equity transaction			-	(23,345)	-	-	(23,345)	12,236	(11,109)
Balance at December 31, 2018		~~W~~	3,474,450	27,140,255	138,433	45,404,608	76,157,746	(605,961)	75,551,785

Balance at January 1, 2019		~~W~~	3,474,450	27,140,255	138,433	45,404,608	76,157,746	(605,961)	75,551,785
Total comprehensive income for the period:
Profit for the year			-	-	-	39,875,981	39,875,981	(145,777)	39,730,204
Foreign currency translation adjustments	12		-	-	136,105	-	136,105	-	136,105
Transactions with owners:
Equity transaction			-	(12,571)	-	-	(12,571)	1,401	(11,170)
Non-controlling interests			-	-	-	(612,522)	(612,522)	971,688	359,166
Balance at December 31, 2019		~~W~~	3,474,450	27,127,684	274,538	84,668,067	115,544,739	221,351	115,766,090

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flow

For the years ended December 31, 2019 and 2018

(In thousands of won)	Notes		2019	2018

Cash flows from operating activities
Profit for the year		~~W~~	39,730,204	31,386,331
Adjustments	20		14,703,135	4,480,905
Changes in operating assets and liabilities	20		(17,212,867)	6,703,895
Interest received			1,605,200	680,501
Interest paid			(277,454)	-
Income taxes paid			(12,176,936)	(7,279,170)
Net cash provided by operating activities			26,371,282	35,972,462

Cash flows from investing activities
Decrease in short‑term financial instruments			-	13,000,000
Decrease in other current assets			-	3,333
Proceeds from disposal of property and equipment	8		71,228	69,318
Proceeds from disposal of other intangible assets	9		20,215	-
Decrease in other non-current financial assets			42,768	-
Increase in short-term financial instruments			(30,000,000)	-
Purchase of property and equipment	8		(982,899)	(1,141,440)
Purchase of other intangible assets	9		(1,359,971)	(1,108,876)
Increase in other non-current financial assets			(317,125)	-
Net cash provided by(used in) from investing activities			(32,525,784)	10,822,335

Cash flows from financing activities
Proceeds from capital contribution from non-controlling interests			359,166	-
Payment of share issuance			(11,170)	-
Repayment of lease liabilities			(2,034,071)	(197,159)
Net cash used in financing activities			(1,686,075)	(197,159)

Effects of exchange rate changes on cash and cash equivalents			1,217,818	357,884
Net increase(decrease) in cash and cash equivalents			(6,622,759)	46,955,522
Cash and cash equivalents at beginning of the year			86,050,738	39,095,216
Cash and cash equivalents at end of the year		~~W~~	79,427,979	86,050,738

See accompanying notes to the consolidated financial statements

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

1.  General Information

(1) The Parent Company

GRAVITY CO., LTD. (“the Parent Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business. The Parent Company’s headquarter is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul, Korea. The Parent Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally in 93 markets. The Parent Company also operates many other games.

On February 8, 2005, the Parent Company listed its shares on Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.

As of December 31, 2019, the Parent Company’s total paid-in capital amounts to ~~W~~3,474,450 thousand. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2019 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

(2) Consolidated subsidiaries

Details of the consolidated subsidiaries as of December 31, 2019 and 2018 are as follows:

				Percentage of ownership (%)
Subsidiaries	Location	Main business	Fiscal year end	December 31, 2019	December 31, 2018
Gravity Interactive, Inc.	USA	Online and mobile game services	December	100	100
Gravity Entertainment Corp. (*1)	Japan	Animation production, distribution and game services	December	100	100
NeoCyon, Inc.(*2)	Korea	Mobile Game Development and Service	December	99.24	98.73
Gravity Communications Co., Ltd.	Taiwan	Online and mobile game services	December	100	100
PT Gravity Game Link(*3)	Indonesia	Online and mobile game services	December	70	-
Gravity Game Tech Co., Ltd. (*4)	Thailand	Online and mobile game services	December	100	-
Gravity Game Arise Co., Ltd. (*5)	Japan	Online and mobile game services	December	100	-

(*1) As of December 31, 2019, Gravity Entertainment Corp. is in process of liquidation pursuant to management’s resolution in December 2019.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

1.  General Information, Continued

(2) Consolidated subsidiaries, Continued

(*2) During the year ended December 31, 2019, the Parent Company participated in paid-in capital increase of NeoCyon, Inc. which resulted in increase of ownership interest of the Parent Company.

(*3) PT. Gravity Game Link was established during the year ended December 31, 2019 with 70% ownership interest held by the Parent Company.

(*4) Gravity Game Tech Co., Ltd. was established during the year ended December 31, 2019 with 100% ownership interest held by the Parent Company.

(*5) Gravity Game Arise Co., Ltd. was established during the year ended December 31, 2019 with 100% ownership interest held by the Parent Company.

(3) Condensed financial information of subsidiaries as of and for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019
Subsidiaries		Total assets(*)	Total liabilities(*)	Revenues(*)	Profit (loss) for the period(*)
Gravity Interactive, Inc.	~~W~~	39,296,390	29,112,064	230,028,732	12,803,917
Gravity Entertainment Corp.		44,413	51,753	263,173	(443,447)
NeoCyon, Inc.		9,145,058	6,728,294	25,346,555	(982,316)
Gravity Communications Co., Ltd.		19,963,791	8,226,688	21,811,450	5,636,742
PT. Gravity Game Link		960,338	201,963	744,554	(436,734)
Gravity Game Tech Co., Ltd.		4,008,149	2,624,291	2,294,773	(1,973,125)
Gravity Game Arise Co., Ltd.		1,840,615	1,343,024	771,398	(35,290)

(*) Amount before offsetting the related party transactions.

(In thousands of won)		2018
Subsidiaries		Total assets(*1)	Total liabilities(*1)	Revenues(*1)	Profit (loss) for the period(*1)
NeoCyon, Inc.	~~W~~	6,619,844	5,209,590	22,782,618	(2,056,820)
Gravity Interactive, Inc.		79,806,232	80,016,529	84,329,085	(2,511,020)
Gravity Entertainment Corp.		509,183	96,184	157,425	29,797
Gravity Communications Co., Ltd.		8,231,267	2,352,489	2,200,724	204,883
Gravity Games Corp. (*2)		-	-	11,641	4,164,622

(*1) Amount before offsetting the related party transactions.

(*2) Gravity Games Corp. was liquidated during 2018 and has been excluded from subsidiary since then.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

2.  Basis of Presentation

These consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.

These consolidated financial statements were authorized for issuance by the Board of Directors on March 6, 2020, which will be submitted for approval at the shareholders’ meeting to be held on March 31, 2020.

This is the first set of the Group’s annual consolidated financial statements in which K-IFRS No. 1116 Leases has been applied. The related changes to significant accounting policies are described in Note 3.

(1) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

(2) Use of judgments and estimates

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

(a) Deferred revenue

Revenue in connection with the game users’ payments for unused virtual currency for mobile games and durable in-game items for online games are deferred based on the estimated life cycle of game users by the Group. To estimate life cycle of games users, the Group analyzes player activities including item purchase, log-on, and others and periodically monitors for changes in estimates.

(b) Deferred tax assets

When the Group assessed the realizability of the deferred tax assets, the Group considered its performance, general economic environment, projected future taxable income, and periods available to utilize tax loss carryforwards and tax credit carryforwards. The Group periodically monitors the estimates used in assessing the realizability of the deferred tax assets. The amount of deferred tax assets may be changed if estimated future taxable income during the carryforward periods changes.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

3.  Changes in accounting policies

The Group has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2019.

(1) Enactment of K-IFRS No. 1116 Leases

The Group applied K-IFRS No. 1116 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019(date of initial application). Accordingly, the comparative information presented for 2018 is not restated – i.e. it is presented, as previously reported, under K-IFRS No. 1017 and related interpretations. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in K-IFRS No.1116 have not generally been applied to comparative information.

(a) Definition of lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104 Determining whether an arrangement contains a lease. The Group now assesses whether a contract is or contains a lease based on the definition of a lease under K-IFRS No.1116.

On transition to K-IFRS No. 1116, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied K-IFRS No. 1116 only to contracts that were previously identified as leases. Contracts that were not identified as leases under K-IFRS No. 1017 and K-IFRS No. 2104 were not reassessed for whether there is a lease under K-IFRS No.1116. Therefore, the definition of a lease under K-IFRS No. 1116 was applied only to contracts entered into or changed on or after January 1, 2019.

(b) As a lessee

As a lessee, the Group leases many assets including offices and equipment. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under K-IFRS No. 1116, the Group recognizes right-of-use assets and lease liabilities for most of these leases – i.e. these leases are on-balance sheet.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price.

However, for leases of property, the Group has elected not to separate non-lease components and account for the lease and associated non-lease components as a single lease component.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

3.  Changes in accounting policies, Continued

(1) Enactment of K-IFRS No.1116 Leases, Continued

(b) As a lessee, Continued

Previously, the Group classified property leases as operating leases under K-IFRS No.1017. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at either:

●	their carrying amount as if of K-IFRS No.1116 had been applied since the commencement date, discounted using the Group’s incremental borrowing rate at the date of initial application; or
●	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group used a number of practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017. In particular, the Group:

●	did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;
●	did not recognize right-of-use assets and liabilities for leases of low value assets;
●	excluded initial direct costs from the measurement of the right-of-use asset at the initial application; and
●	used hindsight when determining the lease term.

(c) Impact on financial statements

On transition to K-IFRS No. 1116, the Group recognized additional right-of-use assets and additional lease liabilities. Additionally, the impact on transition is summarized below.

(In thousands of won)		January 1, 2019

Right-of-use assets(*1)
Offices	~~W~~	2,751,885
Vehicles		52,628
Computer and other equipment		1,648,240
		4,452,753
Lease liabilities(*2)
Current		1,672,290
Non-current		2,728,878
	~~W~~	4,401,168

(*1) Right-of-use assets are included in ‘Property and equipment' in the consolidated statement of financial position.

(*2) Lease liabilities are included in 'Other current liabilities' and 'Other non-current liabilities' in the consolidated statement of financial position.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

3.  Changes in accounting policies, Continued

(1) Enactment of K-IFRS No. 1116 Leases, Continued

(c) Impact on financial statements, Continued

On the adoption of K-IFRS No. 1116, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of K-IFRS No. 1017. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s weighted average incremental borrowing rate applied to lease liabilities on January 1, 2019 is 6.59%.

(In thousands of won)		January 1, 2019

Operating lease commitments disclosed as of December 31, 2018	~~W~~	5,137,396
Discounted using the lessee’s incremental borrowing rate of at the date of initial application		(472,052)
Exemptions on low-value leases		(4,889)
Exemptions on short-term leases		(736,984)
Adjustments on evaluation of extension and termination options under K-IFRS No. 1116		477,697
Lease liability recognized as at January 1, 2019		4,401,168

Current lease liabilities		1,672,290
Non-current lease liabilities		2,728,878
	~~W~~	4,401,168

(2) Amendments to K-IFRS No. 1109 Financial Instruments

Amendments made to K-IFRS No. 1109 Financial Instruments enable entities to measure certain financial assets containing prepayment features with negative compensation at amortized cost. The amendments also clarified that when a modification of a financial liability measured at amortized cost does not result in the derecognition, a modification gain or loss is recognized in profit or loss. The amendments did not have a significant impact on the consolidated financial statements.

(3) Amendment to K-IFRS No. 1028 Investments in Associates and Joint Ventures

The amendments clarifies that an entity applies K-IFRS No. 1109 Financial Instruments to financial instruments in an associate or joint venture to which the equity method is not applied. These include impairment of long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture for which K-IFRS No. 1109 should take precedence. The amendment does not have a significant impact on the consolidated financial statements.

(4) Enactment of K-IFRS No. 2123 Uncertainty over Income Tax Treatments

K-IFRS No. 2123 clarifies how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgment or estimate is required to be reassessed. The adoption of K-IFRS NO. 2123 did not have a significant impact on the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

3.  Changes in accounting policies, Continued

(5) Annual Improvements

(a) Amendments to K-IFRS No. 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendments did not have a significant impact on the consolidated financial statements.

(b) Amendment to Paragraph 57A of K-IFRS No. 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment did not have a significant impact on the consolidated financial statements.

(c) Amendments to K-IFRS No. 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendments did not have a significant impact on the consolidated financial statements.

4.  Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements in accordance with the K-IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.

(1) Consolidation

The Group has prepared the consolidated financial statements in accordance with K-IFRS No. 1110 Consolidated Financial Statements.

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is obtained by the Group. They are deconsolidated from the date on which control ceases.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4.  Significant Accounting Policies, Continued

(1) Consolidation, Continued

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between consolidated companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(2) Segment reporting

Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 23). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

(3) Cash and Cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4.  Significant Accounting Policies, Continued

(4) Financial Assets

(a) Classification

At initial recognition, the Group classifies its financial assets in the following measurement categories:

●	measured at fair value through profit or loss;

●	measured at fair value through other comprehensive income; and

●	measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.

(b) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, for financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4.  Significant Accounting Policies, Continued

(4) Financial Assets, Continued

(b) Measurement, Continued

(i) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

●

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

●

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

●

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘other non-operating income or expenses’ in the year in which it arises.

(ii) Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the right to receive payments is established.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4.  Significant Accounting Policies, Continued

(4) Financial Assets, Continued

(b) Measurement, Continued

(ii) Equity instruments, Continued

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operating income or expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(c) Impairment

The Group recognizes loss allowances for expected credit losses(“ECLs”) on:

●financial assets measured at amortized cost;

●debt investments measured at fair value through other comprehensive income; and

●contract assets under K-IFRS No. 1115.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

●debt securities that are determined to have low credit risk at the reporting date; and

●other debt securities and bank balances for which credit risk (i.e. the risk of default occurring    over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.

The Group considers a financial asset to be in default when:

●the debtor is unlikely to pay its obligations to the Group in full, without recourse by the Group   to actions such as realizing security (if any is held); or

●the financial asset is more than 90 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4.  Significant Accounting Policies, Continued

(4) Financial Assets, Continued

(c) Impairment, Continued

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in OCI.

(d) Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e) Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4.  Significant Accounting Policies, Continued

(5) Property and Equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Leasehold improvements	4 years

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(6) Intangible Assets

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	1~3 years
Patents	10 years
Other intangible assets	3 years

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.

The Group entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by other companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4.  Significant Accounting Policies, Continued

(7) Impairment of Non-financial Assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

(8) Leases

The Group has applied K-IFRS No.1116 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under K-IFRS No.1017 and K-IFRS No. 2104. The details of accounting policies under K-IFRS No. 1017 and K-IFRS No. 2104 are disclosed separately.

(a) Policies applicable from January 1, 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in K-IFRS No.1116.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4.  Significant Accounting Policies, Continued

(8) Leases, Continued

(a) Policy applicable from January 1, 2019, Continued

(i) As a lessee, Continued

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rates.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4.  Significant Accounting Policies, Continued

(8) Leases, Continued

(a) Policy applicable from January 1, 2019, Continued

(i) As a lessee, Continued

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ and lease liabilities in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

The Group applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

Generally, the accounting policies applicable to the Group as a lessor in the comparative period were not different from K-IFRS 1116.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4.  Significant Accounting Policies, Continued

(8) Leases, Continued

(b) Policy applicable before January 1, 2019

To classify each lease, the Group made an overall assessment of whether the lease transferred substantially all of the risks and rewards incidental to ownership of the underlying asset. If this was the case, then the lease was a finance lease; if not, then it was an operating lease.

(i) As a lessor

Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term.

(ii) As a lessee

Lease payments under an operating lease were recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit. Contingent rents were charged as expenses in the periods in which they are incurred.

Lease incentives received were recognized as liabilities and then as deduction of expense over the term of the lease unless another systematic basis is more representative of the time pattern of the user’s benefit.

(9) Financial Liabilities

(a) Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘accounts payable’, ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated statement of financial position.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4.  Significant Accounting Policies, Continued

(9) Financial Liabilities, Continued

(b) Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(10) Provisions and Contingent Liabilities

Provisions for legal claims, service warranties and make good obligations are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

(11) Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4.  Significant Accounting Policies, Continued

(11) Foreign Currency Translation, Continued

(b) Transactions and balances, Continued

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.

(12) Statement of cash flows

The Group has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate during the fiscal year.

(13) Revenues from contracts with customers

The Group engages in game licensing, IP licensing and game publishing businesses.

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal course of the business. Amounts recognized as revenue are net of value added taxes, returns, rebates and discounts and after elimination of inter-company transactions.

(a) Subscription revenue (Online and Mobile)

The Group recognizes online and mobile game subscription revenue on accrual basis when players make use of in-game premium features.

Mobile game users can access certain games free of charge, but may purchase virtual cash to acquire in-game premium features. The Group defers revenue recognition for the unused virtual cash at the end of reporting period. Consumable in-game items are deferred when such in-game items are purchased by users with game points and recognized as revenue when the purchased in-game items are used in the games. In-game items with limited effective period are deferred and recognized as revenue in proportion to the number of days lapsed while durable in-game items are recognized ratably as revenues over the estimated life cycle of game users.

(b) Royalties and license fees

Revenue is recognized over time when there is reasonable expectation of ongoing activities that may have a significant effect on the customers during the duration of the contracts and the customers are exposed to the effect by the activities and there is no additional goods or services offered to the customers from the activities.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(13) Revenues from contracts with customers

(b) Royalties and license fees, Continued

The nature of licensing promise is to provide a right to access the Group’s intellectual property as it exists throughout the license period. The Group recognizes revenue as the performance obligation satisfied over time.

The prepaid license fee revenues are recorded as deferred revenue and recognized on a straight-line method over the license period. The running royalties are recognized monthly on accrual basis as royalty payments are determined based on the conditions of contracts. The minimum guarantee (“MG”) royalties are recorded as deferred revenue and recognized on a straight-line method over the license period. If actual cumulative royalties exceed the cumulative revenue amount recognized under the straight-line method, the Group recognizes the excess amount as revenue.

(14) Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

4. Significant Accounting Policies, Continued

(15) Employee Benefits

(a) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(b) Defined contribution pension plan

The Group has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Group recognizes provision for severance benefits for the employees with service period less than a year.

(16) Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Amendments to References to Conceptual Framework in K-IFRS Standards.
•	Definition of a Business (Amendments to K-IFRS No. 1103).
•	Definition of Materiality (Amendments to K-IFRS No. 1001 and K-IFRS No. 1108).

5. Cash and cash equivalents

(1) Cash and cash equivalents as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Demand deposits, etc.	~~W~~	79,427,979	86,050,738

(2) The Group does not have any restricted cash and cash equivalents as of December 31, 2019 and 2018.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

6.  Financial Instruments by Category

(1) Carrying amounts of financial instruments by category as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	79,427,979	86,050,738
Short-term financial assets		39,500,000	9,500,000
Accounts receivable, net		32,253,496	60,663,917
Other receivables, net		56,177	254,540
Other current assets		232,676	191,342
Other non-current financial assets		1,769,840	1,494,032
	~~W~~	153,240,168	158,154,569

(In thousands of won)		December 31, 2019	December 31, 2018
Financial liabilities at amortized cost
Accounts payable	~~W~~	37,688,820	71,928,274
Accrued expenses		1,174,924	1,030,598
Other current liabilities		1,985,620	112,673
Other non-current liabilities		3,008,539	34,413
	~~W~~	43,857,903	73,105,958

(2) Net income (expenses) from financial instruments for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Financial assets at amortized cost
Interest income	~~W~~	1,625,829	819,397
Differences in foreign currency		1,266,860	158,644
	~~W~~	2,892,689	978,041

(In thousands of won)		2019	2018
Financial liabilities at amortized cost
Interest expense	~~W~~	(277,454)	-
Differences in foreign currency		(22,042)	105,009
	~~W~~	(299,496)	105,009

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

6.  Financial Instruments by Category, Continued

(3) Fair value hierarchy

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: all inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•	Level 3: unobservable inputs for the asset or liability.

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets These products are included in Level 1.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.

If more than one significant input variable is not based on observable market information, the item is included in Level 3.

The valuation techniques used to measure the fair value of a financial instrument include:

-  Market price or dealer price of a similar financial instrument

-  The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period

For the other financial instruments, the Group applied other valuation techniques such as discounted cash flow, etc. For the financial assets and liabilities which carrying amount are reasonable approximation of fair value, those were excluded from fair value disclosure.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

7.  Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019		December 31, 2018
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Non-related party	~~W~~	29,696,947	60,449	59,633,006	338,444
Related party		2,721,614	-	1,052,723	-
Less: Loss allowance		(165,065)	(4,272)	(21,812)	(83,904)
Accounts and other receivables, net	~~W~~	32,253,496	56,177	60,663,917	254,540

(2) Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019		December 31, 2018
	Accounts receivables		Other receivables	Accounts receivables	Other receivables
Beginning balance	~~W~~	21,812	83,904	123,322	46,397
(Reversal of) Bad debt expenses		280,781	(34,261)	54,982	39,707
Write-off		(137,528)	(45,371)	(156,492)	(2,200)
Ending balance	~~W~~	165,065	4,272	21,812	83,904

(3) ECLs and credit risk exposures for accounts and other receivables as of December 31, 2019 and 2018 are as follows:

(a) Accounts receivable

(In thousands of won)	December 31, 2019
	Expected loss rate(%)		Carrying amount	Loss allowance
Less than 90 days	0.3	~~W~~	31,145,595	96,900
More than 90 days ~ Less than 180 days	3.6		1,213,407	43,658
More than 180 days ~ Less than 270 days	21.1		29,723	6,263
More than 270 days ~ Less than 1 year	51.9		24,102	12,510
More than 1 year	100.0		5,734	5,734
		~~W~~	32,418,561	165,065

(In thousands of won)	December 31, 2018
	Expected loss rate(%)		Carrying amount	Loss allowance
Less than 90 days	-	~~W~~	60,587,851	-
More than 1 year	22.3		97,878	21,812
		~~W~~	60,685,729	21,812

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

7.  Accounts and Other Receivables

(3) ECLs and credit risk exposures for accounts receivable as of December 31, 2019 and 2018 are as follows, Continued:

(b) Other receivables

(In thousands of won)	December 31, 2019
	Expected loss rate(%)		Carrying amount	Bad debt allowance
Less than 90 days	4.3	~~W~~	57,379	2,487
More than 90 days ~ Less than 180 days	32.8		1,909	626
More than 180 days ~ Less than 270 days	99.6		570	568
More than 270 days ~ Less than 1 year	100.0		591	591
		~~W~~	60,449	4,272

(In thousands of won)	December 31, 2018
	Expected loss rate(%)		Carrying amount	Bad debt allowance
Less than 90 days	-	~~W~~	254,502	-
More than 270 days ~ Less than 1 year	49.0		75	37
More than 1 year	100		83,867	83,867
		~~W~~	338,444	83,904

In assessing the recoverability of accounts and other receivables, the Group considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

The Group applies simplified approach for accounts and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, accounts and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Group’s historical experience and informed credit assessment that includes forward-looking information.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

8.  Property and Equipment

(1) Details of property and equipment as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019			December 31, 2018
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Computer and other equipment	~~W~~	5,671,399	(4,614,415)	1,056,984	7,125,083	(6,237,454)	887,629
Furniture and fixture		1,984,190	(1,541,412)	442,778	1,924,324	(1,440,008)	484,316
Leasehold improvements		1,291,445	(1,074,043)	217,402	1,124,298	(997,757)	126,541
Right-of-use assets		8,627,211	(3,680,931)	4,946,280	-	-	-
	~~W~~	17,574,245	(10,910,801)	6,663,444	10,173,705	(8,675,219)	1,498,486

(2) Changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019
		Computer and other equipment	Furniture and fixture	Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	887,629	484,316	126,541	-	1,498,486
Recognition of right-of-use assets on initial application of K-IFRS No. 1116		(198,671)	-	-	4,452,753	4,254,082
Acquisitions		711,286	210,835	163,431	2,636,485	3,722,037
Depreciation		(343,973)	(197,578)	(71,280)	(2,135,341)	(2,748,172)
Disposals		-	(58,894)	(1,951)	(13,709)	(74,554)
Foreign exchange differences		713	4,099	661	6,092	11,565
Ending balance	~~W~~	1,056,984	442,778	217,402	4,946,280	6,663,444

(In thousands of won)		2018
		Computer and other equipment	Furniture and fixture	Leasehold improvements	Total
Beginning balance	~~W~~	654,303	164,871	126,769	945,943
Acquisitions		550,134	472,280	119,026	1,141,440
Depreciation		(297,448)	(133,196)	(115,351)	(545,995)
Disposals		(32,634)	(21,188)	(5,275)	(59,097)
Foreign exchange differences		13,274	1,549	1,372	16,195
Ending balance	~~W~~	887,629	484,316	126,541	1,498,486

(3) Classification of deprecation expenses in the statements of comprehensive income for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Cost of revenues	~~W~~	1,795,167	260,164
Selling, general and administrative expenses		953,005	285,831
	~~W~~	2,748,172	545,995

(4) As of December 31, 2019 and 2018, there are no property and equipment of the Group that are pledged as collateral for the Group’s debts.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

9.  Intangible Assets

(1) Details of intangible assets as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019			December 31, 2018
		Acquisition cost	Accumulated depreciation(*)	Carrying amount	Acquisition cost	Accumulated depreciation(*)	Carrying amount
Software	~~W~~	12,315,779	(11,171,985)	1,143,794	11,341,174	(10,349,891)	991,283
Patents		673,905	(488,478)	185,427	532,832	(461,451)	71,381
Other intangible assets		3,820,006	(3,432,167)	387,839	3,409,886	(3,309,549)	100,337
	~~W~~	16,809,690	(15,092,630)	1,717,060	15,283,892	(14,120,891)	1,163,001

(*) Accumulated depreciation includes the amount of accumulated impairment loss.

(2) Changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	991,283	71,381	100,337	1,163,001
Acquisitions		950,534	152,727	410,120	1,513,381
Amortization		(807,087)	(27,027)	(71,109)	(905,223)
Disposals		(8,071)	(11,654)	-	(19,725)
Impairment loss(*)		-	-	(51,509)	(51,509)
Foreign exchange differences		17,135	-	-	17,135
Ending balance	~~W~~	1,143,794	185,427	387,839	1,717,060

(*) The Group recognized ~~W~~51,509 thousand of impairment loss as carrying amount of other intangible assets exceeded recoverable amount as of December 31, 2019.

(In thousands of won)		2018
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	64,268	76,535	895,246	1,036,049
Acquisitions		1,523,161	15,971	78,447	1,617,579
Amortization		(596,974)	(21,125)	(250,216)	(868,315)
Disposals		-	-	-	-
Impairment loss(*)		-	-	(623,140)	(623,140)
Foreign exchange differences		828	-	-	828
Ending balance	~~W~~	991,283	71,381	100,337	1,163,001

(*) The Group recognized ~~W~~623,140 thousand of impairment loss as carrying amount of other intangible assets exceeded recoverable amount as of December 31, 2018.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

9.  Intangible Assets, Continued

(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Cost of revenues	~~W~~	101,159	251,180
Selling, general and administrative expenses		804,064	617,135
Total	~~W~~	905,223	868,315

10. Employee Benefit

The expenses recognized in relation to defined contribution plan for the years ended December 31, 2019 and 2018 are ~~W~~1,811,652 thousand and ~~W~~1,459,083 thousand, respectively.

11. Commitments

The Parent Company has entered into exclusive license agreements with foreign licensees, such as GungHo Online Entertainment, Inc. and Electronics Extreme Ltd., etc. to provide exclusive license to distribute and sell online games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.

In March 2016, the Parent Company and Shanghai The Dream Network Technology Co., Ltd. entered existing development agreements to grant them an exclusive right to develop mobile games and web games in China based on the contents of Ragnarok Online and distribute such games in China for five years.

As of December 31, 2019, the Group has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current asset. Purchase obligations for future payment related to above agreements as of December 31, 2019 and 2018 are ~~W~~868,350 thousand and ~~W~~1,089,297 thousand, respectively.

12. Share Capital and Share Premium

(1) Details of common shares as of December 31, 2019 and 2018 are as follows:

(In won and in number of shares)		December 31, 2019	December 31, 2018
Number of authorized shares		40,000,000	40,000,000
Value per share	~~W~~	500	500
Number of shares issued		6,948,900	6,948,900
Common shares	~~W~~	3,474,450,000	3,474,450,000

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

12. Share Capital and Share Premium, Continued

(2) Details of share premium as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Additional paid-in capital	~~W~~	25,321,631	25,334,202
Other capital surplus		1,806,053	1,806,053
	~~W~~	27,127,684	27,140,255

(3) Details of other components of equity as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Foreign currency translation adjustments	~~W~~	274,538	138,433

(4) Details of retained earnings as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Unappropriated retained earnings	~~W~~	84,668,067	45,404,608

(5) According to the Group's Articles of Incorporation, the Group may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2019.

13. Revenue from Contracts with Customers

(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

(In thousands of won)		2019	2018
Service contract
Subscription contract	~~W~~	310,006,400	260,888,460
Licensing contract		34,218,543	18,054,048
Others		16,742,155	7,827,917
		360,967,098	286,770,425
Timing of satisfaction of performance obligations
At a point in time		174,678	8,096
Over time		360,792,420	286,762,329
	~~W~~	360,967,098	286,770,425

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

13. Revenue from Contracts with Customers, Continued

(2) Accounts receivables, incremental costs of obtaining a contract and contract liabilities related to contracts with customers as of December 31, 2019 and December 31, 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Accounts receivable	~~W~~	32,253,496	60,663,917
Incremental costs of obtaining a contract (Prepaid expenses)		998,464	2,036,015
Contact liabilities(Deferred revenue)	~~W~~	10,845,936	20,074,491
Subscription revenue		8,742,011	12,016,773
Royalties and license fees		1,403,079	7,223,183
Website and application development		700,846	834,535

(3) Changes in contract liabilities for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		Contract liabilities
		2019	2018
Balance at January 1	~~W~~	20,074,491	22,680,983
Increase related to subscription revenue		66,232,495	12,016,773
Increase related to royalties and license fees		-	540,460
Increase related to website and application development		5,037,581	834,535
Decrease upon satisfaction of performance obligation – subscription revenue		(69,507,257)	(12,409,010)
Decrease upon satisfaction of performance obligation – royalties and license fees		(5,406,701)	(3,065,443)
Decrease due to termination of contracts		(413,404)	(495,423)
Decrease upon satisfaction of performance obligation -web and application development		(5,171,269)	(28,384)
Balance at December 31	~~W~~	10,845,936	20,074,491

The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2019 is ~~W~~16,475,907 thousand.

(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Subscription revenue	~~W~~	8,742,011	12,016,773
Royalties and license fees		1,403,079	7,223,183
Website and application development		700,846	834,535

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

The Group’s management expects to recognize 99% (~~W~~10,747,710 thousand) of the transaction price allocated to contracts that have not been performed as of December 31, 2019 as revenue within 12 months. The remaining 1% (~~W~~98,226 thousand) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.

13. Revenue from contracts with customers, Continued

(5) Details of incremental costs of obtaining a contract recognized as assets as of and for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Incremental costs of obtaining a contract	~~W~~	998,464	2,036,015

		2019	2018
Amortization costs recognized as cost of revenues	~~W~~	2,036,015	2,230,595

14. Classification of expenses by nature

(In thousands of won)		2019	2018
Fees and commissions	~~W~~	249,210,419	195,173,112
Advertising expenses		14,947,997	17,262,943
Salaries		26,934,813	23,137,389
Outsourcing expenses		7,875,076	6,175,990
Rent		1,495,901	2,603,623
Employee benefits		3,025,676	2,655,375
Expenses related to defined contribution plan		1,807,245	1,545,612
Depreciation		2,748,172	545,995
Amortization		905,223	868,315
Others		3,213,517	2,912,574
	~~W~~	312,164,039	252,880,928

Classification of expenses by nature includes selling, general and administrative expenses and cost of revenues in the consolidated statements of comprehensive income.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

15. Selling, General and Administrative Expenses

Details of the selling, general and administrative expenses for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Advertising expenses	~~W~~	14,947,997	17,262,943
Fees		7,261,983	5,727,264
Salaries		8,642,683	7,079,825
Research and development		9,502,742	8,018,311
Employee benefits		1,252,901	1,140,450
Rent		664,993	941,451
Expenses related to defined contribution plan		455,346	386,921
Depreciation		761,427	232,504
Amortization		744,989	581,197
Other expenses		2,140,869	1,466,506
	~~W~~	46,375,930	42,837,372

16. Finance Income and Costs

(1) Details of finance income for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Finance income
Interest income	~~W~~	1,625,829	819,397
Unrealized foreign currency gain		6,134	379
Gain on foreign currency transactions		442,737	6,206
	~~W~~	2,074,700	825,982

(2) Details of finance costs for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Finance costs
Interest expense	~~W~~	277,454	12,174
Unrealized foreign currency loss		120,562	72,733
Loss on foreign currency transaction		10,497	7,295
	~~W~~	408,513	92,202

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

17. Other Non-Operating Income and Expenses

(1) Details of other non-operating income for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Unrealized foreign currency gain	~~W~~	112,847	81,615
Gain on foreign currency transactions		1,999,883	1,166,665
Gain on disposal of property and equipment		3,481	15,497
Gain on disposal of intangible assets		469	-
Reversal of allowance for doubtful accounts		34,261	-
Others		314,674	106,042
	~~W~~	2,465,615	1,369,819

(2) Details of other non-operating expenses for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Unrealized foreign currency loss	~~W~~	146,109	27,736
Loss on foreign currency transaction		1,039,615	883,446
Loss on retirement of property and equipment		-	5,275
Impairment loss on intangible assets		485,963	623,141
Donations		-	3,871
Others		6,671	10,129
	~~W~~	1,678,358	1,553,598

18. Income tax expense

(1) Details of income tax expense for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Current tax on profit for the year	~~W~~	11,775,279	7,430,404
Deferred tax expense (benefit)		(248,980)	(4,377,237)
	~~W~~	11,526,299	3,053,167

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

18. Income tax expense, Continued

(2) The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rate applicable to profits of the Group are as follows:

(In thousands of won)		2019	2018
Profit before income tax expense	~~W~~	51,256,503	34,439,498
Income tax using the statutory tax rate of each country		12,062,767	8,993,807
Adjustments:
Expenses not deductible for tax purposes		42,666	61,893
Tax amounts paid in a foreign country		4,853,519	5,195,891
Change in estimates related to prior period		(4,346,720)	-
Utilization of previously unrecognized tax losses		-	(4,694,338)
Utilization of previously unrecognized tax credits		-	(652,938)
Change in deferred tax due to carry-forward deficits		(32,626)	(1,950,584)
Change in deferred tax due to tax credit carry-forward		-	(4,314,883)
Tax credit		(542,868)	-
Effect of change foreign currency exchange rate		(12,339)	(220,795)
Others		(498,100)	635,114
		(536,468)	(5,940,640)
Income tax expense	~~W~~	11,526,299	3,053,167
Effective tax rate		22%	9%

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

18. Income tax expense, Continued

(3) Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019			2018
		Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
Property and equipment	~~W~~	24,585	(18,120)	6,465	-	24,585	24,585
Intangible assets		238,471	(17,365)	221,106	-	238,471	238,471
Other non-current assets		7,689	95,579	103,268	49,498	(41,809)	7,689
Accounts Payable		531,182	996,145	1,527,327	-	531,182	531,182
Accrued expenses		324	39,103	39,427	-	324	324
Deferred revenue		59,814	614,345	674,159	179,929	(120,115)	59,814
Allowance for doubtful account		264,484	10,534	275,018	-	264,484	264,484
Other non-current liabilities		46,264	-	46,264	39,205	7,059	46,264
Investment in subsidiaries		-	389,453	389,453	2,747,475	(2,747,475)	-
Lease		-	734	734	-	-	-
Taxes paid to foreign countries		(3,835)	3,676	(159)	-	(3,835)	(3,835)
Others		(21,043)	(3,505)	(24,548)	(120,104)	99,061	(21,043)
Subtotal(Ⅰ)		1,147,935	2,110,579	3,258,514	2,896,003	(1,748,068)	1,147,935
Deferred tax due to carry-forward deficits(Ⅱ)		1,950,584	(1,917,958)	32,626	107,567	1,843,017	1,950,584
Deferred tax due to tax credit carry-forward(Ⅲ)		4,314,883	56,359	4,371,242	32,595	4,282,288	4,314,883
Deferred tax asset(Ⅰ+Ⅱ+Ⅲ) (*)	~~W~~	7,413,402	248,980	7,662,382	3,036,165	4,377,237	7,413,402

(*) The future realizability of deferred tax assets is assessed by taking into consideration various factors such as the Group's performance, the overall economic environment and industry outlook, expected future earnings, and deductible period of tax credit carry-forward. As of December 31, 2019, the Group has recognized deferred tax assets related to temporary differences, carry-forward deficits and tax credit carry-forward, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate for future taxable income changes.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

18. Income tax expense, Continued

(4) Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2019 are as follows:

(In thousands of won)
Year of expiration		Unused loss carryforwards	Unused tax credit carryforwards
2020	~~W~~	-	212,374
2021		-	175,371
2022		-	162,959
2023		1,045,135	501,008
2024		2,662,059	518,255
After 2024		7,603,605	-
Total	~~W~~	11,310,799	1,569,967

As of December 31, 2019 and 2018, the Group did not recognize deferred income tax asset for the temporary difference of ~~W~~14,349,964 thousand and ~~W~~25,536,203 thousand relating to investments in subsidiaries and other temporary differences of ~~W~~894,767 thousand and ~~W~~18,452,540 thousand, respectively, as such temporary differences are not expected to be utilized in the foreseeable future.

19. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.

(1) Basic earnings per share

(In thousands won and in number of shares)		2019	2018
Profit attributable to owners of the Parent	~~W~~	39,875,981	31,442,803
Weighted average outstanding shares of common shares		6,948,900	6,948,900
Basic earnings per share(in won)	~~W~~	5,738	4,525

(2) Diluted earnings per share

As of and for the years ended December 31, 2019 and 2018, the Parent Company does not have outstanding dilutive potential ordinary shares. Accordingly, the diluted earnings per share for the years ended December 31, 2019 and 2018 are the same as the basic earnings per share.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

20. Cash flow information

(1) Cash generated from operations for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Adjustments for:
Depreciation	~~W~~	2,748,172	545,995
Amortization		905,223	868,315
Bad debt		280,781	151,497
Unrealized foreign currency loss		266,671	100,469
Interest expense		277,454	-
Loss on retirement of property and plant		-	5,275
Impairment loss on intangible asset		485,963	623,141
Retirement benefit expenses		(4,407)	49,934
Income tax expense		11,526,299	3,053,167
Unrealized foreign currency gain		(118,981)	(81,994)
Gain on disposal of property and plant		(3,481)	(15,497)
Interest income		(1,625,829)	(819,397)
Reversal of allowance for doubtful accounts - others		(34,261)	-
Gain on disposal of intangible assets		(469)	-
	~~W~~	14,703,135	4,480,905

(2) Changes in assets and liabilities arising from operating activities for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Accounts receivable	~~W~~	30,143,064	(18,573,734)
Other receivables		232,345	406,304
Prepaid expense		1,980,565	544,025
Advance payment		(203,533)	-
Other current assets		(556,483)	192,249
Other non-current assets		(1,860,078)	(1,137,778)
Accounts payable		(37,145,559)	27,319,034
Deferred revenue		(9,630,556)	(2,706,900)
Withholding		(397,679)	580,171
Accrued expense		139,571	(6,873)
Other current liabilities		113,280	(13,012)
Long-term deferred revenue		-	100,409
Advance receipt		435,201	-
Other non-current liabilities		(463,005)	-
	~~W~~	(17,212,867)	6,703,895

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

20. Cash flow information, Continued

(3) Significant non-cash transactions for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Reclassification of advance payment to intangible assets	~~W~~	119,935	-
Increase in accounts payable relating to the acquisition of software		32,590	225,710
Acquisition of Right-of-use assets		2,636,485	-

(4) Changes in liabilities arising from financing activities for the year ended December 31, 2019, are as follows:

(In thousands of won)		Lease liabilities
Beginning of the year	~~W~~	-
Adjustment due to adoption of K-IFRS No. 1116		4,401,168
Beginning balance after adjustment		4,401,168
Cash flows from financing activities – Repayment of lease liabilities		(2,034,071)
Cash flows from operating activities – Interest paid		(277,454)
Non-cash transactions:
Acquisitions – leases		2,636,485
Interest expense		277,454
Early termination of leases		(14,159)
Translation difference		4,736
Ending of the year	~~W~~	4,994,159

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

21. Leases

The Group leases offices, equipments and others. The leases typically run for a period of 1 ~5 years with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets are not be provided as collateral for borrowings.

(1) Details of right-of-use assets and lease liabilities recognized in the consolidated statement of financial position as of December 31, 2019 are as follows:

(In thousands of won)		December 31, 2019
Right-of-use assets(*1)
Offices	~~W~~	3,641,648
Vehicles		266,332
Equipments		1,038,300
	~~W~~	4,946,280
Lease liabilities(*2)
Current		1,985,620
Non-current		3,008,539
	~~W~~	4,994,159

(*1) Right-of-use assets are included in the 'Property and equipment' in the consolidated statement of financial position.

(*2) Lease liabilities are included in the 'Other current liabilities' and 'Other non-current liabilities' in the consolidated statement of financial position.

(2) Changes in right-of-use assets for the year ended December 31, 2019 are as follows:

(In thousands of won)		2019
		Offices	Vehicles	Equipments	Total
Balance as of January 1, 2019	~~W~~	2,751,885	52,628	1,648,240	4,452,753
Depreciation		(901,026)	(91,985)	(1,142,330)	(2,135,341)
Acquisitions		1,790,978	319,317	526,190	2,636,485
Disposals		-	(13,709)	-	(13,709)
Translation difference		(189)	81	6,200	6,092
Balance as of December 31, 2019	~~W~~	3,641,648	266,332	1,038,300	4,946,280

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

21. Leases, Continued

(3) Details of amounts recognized in the consolidated statement of profit or loss for the year ended December 31, 2019 are as follows:

(In thousands of won)		2019
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	277,454
Expense relating to short-term leases		322,350
Expense relating to leases of low-value assets excluding short-term leases		9,657

(4) Details of amounts recognized in the consolidated statement of cash flows for the year ended December 31, 2019 are as follows:

(In thousands of won)		2019
Total cash outflows of leases	~~W~~	2,643,533

22. Financial Risk Management

The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.

(1) Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Total Liabilities	~~W~~	59,659,255	97,622,044
Total Equities		115,766,090	75,551,785
Debt ratio		52%	129%

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

22. Financial Risk Management, Continued

(2) Market Risk

(a) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar and etc. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2019 and 2018 are as follows:

(In thousands of won)	December 31, 2019
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	8,100,729	5,775,721	~~W~~	9,403,322	6,695,661
JPY	456,300,430	340,468,613		4,853,805	3,620,782
EUR	338,598	1,000		439,307	1,297
IDR	12,955,000	17,023,944		1,077	1,415
THB	28,510	7,379		1,102	285
TWD	29,236,669	5,567,672		1,125,027	214,244
VND	9,270,000	3,243,600		464	162
GBP	-	5,625		-	8,543
HKD	368,048	-		54,511	-
			~~W~~	15,878,615	10,542,389

(In thousands of won)	December 31, 2018
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	9,623,496	7,486,441	~~W~~	10,760,964	8,373,417
JPY	103,945,453	1,042,657		1,053,242	10,564
EUR	359,772	-		460,206	-
IDR	172,822,025	3,098,944		13,273	238
THB	34,633	173,389		1,190	5,956
TWD	36,311,172	6,597,223		1,328,263	241,326
VND	9,270,000	3,243,600		447	156
HKD	2,731	-		390	-
			~~W~~	13,617,975	8,631,657

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

22. Financial Risk Management, Continued

(2) Market Risk, Continued

(a) Foreign exchange risk, Continued

The Group measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before tax for the years ended of December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019		2018
		Increased by 10%	Decreased by 10%	Increased by 10%	Decreased by 10%
USD	~~W~~	270,766	(270,766)	238,755	(238,755)
JPY		123,302	(123,302)	104,268	(104,268)
Others		139,555	(139,555)	155,609	(155,609)
	~~W~~	533,623	(533,623)	498,632	(498,632)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.

(b) Interest rate risk

There are no borrowings under variable interest rate conditions as of December 31, 2019 and 2018.

(c) Price risk

There are no assets and liabilities exposed to price risk as of December 31, 2019 and 2018.

(3) Credit Risk

Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Group regularly evaluate the creditworthiness of customers based on their financial condition, past experiences and other factors.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

22. Financial Risk Management, Continued

(3) Credit Risk, Continued

The carrying amounts of financial assets represent their maximum exposure to credit risk. The maximum exposure to credit risk of the Group as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019	December 31, 2018
Cash and cash equivalents	~~W~~	79,427,979	86,050,738
Short-term financial instruments		39,500,000	9,500,000
Accounts receivable, net		32,253,496	60,663,917
Other receivables, net		56,177	254,540
Other current assets		232,676	191,342
Oher non-current assets		1,769,840	1,494,032
	~~W~~	153,240,168	158,154,569

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivable are mainly due from payment processing companies and platform service providers, which the Group believes have low levels of credit risk.

(4) Liquidity Risk

Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Group by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(In thousands of won)		December 31, 2019
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	3 to 5 years	Total
Accounts payable	~~W~~	37,688,820	21,373,880	16,122,158	192,782	-	-	37,688,820
Accrued expense		1,174,924	1,174,924	-	-	-	-	1,174,924
Other liabilities (*)		4,994,159	597,522	1,652,957	1,780,209	1,029,345	427,995	5,488,028
	~~W~~	43,857,903	23,146,326	17,775,115	1,972,991	1,029,345	427,995	44,351,772

(*) Other liabilities as of December 31, 2019 consist of lease liabilities.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

22. Financial Risk Management, Continued

(4) Liquidity Risk, Continued

(In thousands of won)		December 31, 2018
		Carrying value	Less than 3 months	3 months to 1 year	More than 1 year	Total
Accounts payable	~~W~~	71,928,274	70,381,483	1,546,791	-	71,928,274
Accrued expenses		1,030,598	1,030,598	-	-	1,030,598
Other liabilities		147,086	-	112,673	34,413	147,086
	~~W~~	73,105,958	71,412,081	1,659,464	34,413	73,105,958

The cash flows above are not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

23. Segment information

(1) Operating segments

The Group’s operating segments are determined by the chief operating decision maker(“CODM”) who establishes its strategic decisions. CODM reviews operating profit by each segment in order to make decisions regarding the resources to be allocated to the segment and to evaluate the performance of the segment.

The reportable segments of the Group are in line with the organizational structure and CODM’s review of operations, and include mobile, online, and others.

The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the statement of comprehensive income except for inter-segment transactions. The segment information for the years ended December 31, 2019 and 2018 are as follows.

(In thousands of won)		2019
		Online	Mobile	Others	Total	Inter-segment eliminations(*1)	Total
Revenue	~~W~~	48,182,108	346,877,780	19,352,559	414,412,447	(53,445,349)	360,967,098
Depreciation/ amortization		1,400,850	1,144,892	1,107,653	3,653,395	-	3,653,395
Operating profit(*2)		8,224,641	38,686,686	199,559	47,110,886	1,692,173	48,803,059

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

(*1) The Group reflects inter-segment eliminations as adjustments.

(*2) Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed as they are not reviewed by the chief operating decision maker by operating segment.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

23. Segment information, Continued

(1) Operating segments, Continued

(In thousands of won)		2018
		Online	Mobile	Others	Total	Inter-segment eliminations(*1)	Total
Revenue	~~W~~	41,288,178	257,364,411	9,526,416	308,179,005	(21,408,580)	286,770,425
Depreciation/ amortization		238,650	473,167	714,715	1,426,532	(12,222)	1,414,310
Operating profit(*2)		4,640,895	24,863,202	1,184,434	30,688,531	3,200,966	33,889,497

(*1) The Group reflects inter-segment eliminations as adjustments.

(*2) Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed as they are not reviewed by the chief operating decision maker by operating segment.

(2) Revenue from external customers by country for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019(*)	December 31, 2018(*)
Korea	~~W~~	45,273,359	80,814,090
Taiwan		52,118,234	98,210,301
Japan		28,469,021	9,766,958
United States of America		55,061,551	10,423,377
Thailand		62,042,988	43,846,433
Philippines		30,951,111	15,539,154
Indonesia		22,354,809	9,358,982
Other		64,696,025	18,811,130
	~~W~~	360,967,098	286,770,425

(*) Revenue was attributed to the country based on the customer’s location.

(3) Non-current assets by geographical regions as of December 31, 2019 and 2018 are as follows:

(In thousands of won)		December 31, 2019(*)	December 31, 2018(*)
Domestic	~~W~~	5,731,694	3,054,142
Overseas		4,170,494	1,045,297
Total	~~W~~	9,902,188	4,099,439

(*) The amounts are exclusive of financial assets and deferred tax assets.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018

(4) No individual external customer accounted for more than 10% of consolidated revenue for the years ended December 31, 2019 and 2018.

24. Related Party Transactions

(1) Related parties of the Group include entities and individuals capable of exercising control or significant influence over the Group. Related parties include GungHo Online Entertainment, Inc. (the controlling shareholder with 59.31% common shares), its subsidiaries, members of board of directors, executives with strategic responsibilities and their immediate families.

(2) Account balances with related party

Balances of receivables and payables with related party as of December 31, 2019 and 2018 are as follows:

(In thousands of won)			December 31, 2019		December 31, 2018
Related party	Name of entity		Receivables	Payables	Receivables	Payables
Parent Company	GungHo Online Entertainment, Inc.	~~W~~	2,721,614	73,678	1,052,723	2,981

(3) Transactions with related parties

The details of transactions with related party for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)			2019		2018
Related party	Name of entity		Revenue	Purchases	Revenue	Purchases
Parent Company	GungHo Online Entertainment, Inc.	~~W~~	27,484,129	59,856	10,516,380	2,635

(4) Other transactions with related parties

No financing transactions were made with related parties for the years ended December 31, 201 and 2018.

(5) Key management personnel compensation

The compensation given to key management personnel (registered directors) for the years ended December 31, 2019 and 2018 are as follows:

(In thousands of won)		2019	2018
Salaries	~~W~~	866,224	690,059